Exhibit 12.1

Enterprise Financial Services Corp
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement (unaudited)

	Three months ended	Years ended December 31,
($ in thousands)	March 31, 2009 (3)	2008	2007	2006	2005	2004
Earnings (1):
Income (loss) before income taxes	$(52,860)	$6,016	$26,594	$24,672	$17,720	$12,303
Add: Fixed charges from below	11,101	51,366	61,466	43,141	23,541	12,169
Other adjustments (2)	-	-	-	(875)	(113)	-
Earnings including interest expense on deposits (a)	$(41,759)	$57,382	$88,060	$66,939	$41,149	$24,472

Less: interest expense on deposits	(7,836)	(39,921)	(52,864)	(37,832)	(20,475)	(9,998)
Earnings excluding interest expense on deposits (b)	$(49,595)	$17,462	$35,195	$29,107	$20,674	$14,474

Fixed charges (1):
Interest on deposits	$7,836	$39,921	$52,864	$37,832	$20,475	$9,998
Interest on borrowings	2,640	11,338	8,601	5,309	3,067	2,170
TARP preferred stock dividends (pre-tax)	625	108	-	-	-	-
Fixed charges including interest on deposits (c)	$11,101	$51,366	$61,466	$43,141	$23,541	$12,169

Less: interest expense on deposits	(7,836)	(39,921)	(52,864)	(37,832)	(20,475)	(9,998)
Fixed charges excluding interest expense on deposits (d)	$3,265	$11,446	$8,601	$5,309	$3,067	$2,170

Ratio of earnings to combined fixed charges and
preferred dividends:
Excluding interest on deposits (b)/(d)	-	1.53x	4.09x	5.48x	6.74x	6.67x
Including interest on deposits (a)/(c)	-	1.12x	1.43x	1.55x	1.75x	2.01x

Ratio of earnings to combined fixed charges
Excluding interest on deposits (b)/(d)	-	1.53x	4.09x	5.48x	6.74x	6.67x
Including interest on deposits (a)/(c)	-	1.12x	1.43x	1.55x	1.75x	2.01x

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	For purposes of the "earnings" computation, other adjustments include subtracting minority interest in pre-tax income of subsidiaries that did not incur fixed charges.

(3)

Due to the Company's $50.6 million loss (including $45.4 million of goodwill impairment charges) for the three months ended March 31, 2009, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $52.9 million to achieve a coverage ratio of 1:1.